2825 Airview Boulevard Kalamazoo, MI 49002 t: 269 385 2600 f: 269 385 2216 curt.hartman@stryker.com

May 12, 2011

Kevin L. Vaughn

Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Stryker Corporation Form 10-K for the Year Ended December 31, 2010 Filed February 18, 2011 File No. 0-09165

Dear Mr. Vaughn:

This letter is in response to your letter dated April 28, 2011. Your letter requested certain information in response to the comments set forth therein with respect to Stryker Corporation’s (the Company’s) filing listed above. Your comments are addressed below. For your convenience, we have restated your original comments prior to our responses. In our response, we have indicated that certain changes will be incorporated into our future filings.

Form 10-K for the Year Ended December 31, 2010

Note 13 – Segment and Geographic Data, page 65

1.	Comment: We note your disclosures of revenue and long-lived assets by geographic location. If revenues from external customers or long-lived assets attributed to an individual foreign country within the EMEA (Europe, Middle East and Africa) and other foreign countries geographic markets are material, please revise future filings to separately disclose those revenues or long-lived assets. Refer to paragraphs 280-10-50-41(a) and (b) of the FASB Accounting Standards Codification.

Response:

The Company has evaluated its revenue and long-lived assets by geographic location in accordance with the requirements of paragraphs 280-10-50-41(a) and (b) of the FASB Accounting Standards Codification (Codification). No individual foreign country has revenue or long-lived assets that are sufficiently material to the Company’s consolidated results to require separate disclosure.

The largest amount of revenue from external customers reported by an individual foreign country was less than 7% of consolidated revenue, and the largest value of long-lived assets reported by an individual foreign country was less than 6% of consolidated long-lived assets. The Company therefore believes it has adequately disclosed the information required to be reported by geographic location in a manner consistent with the requirements of the Codification.

May 12, 2011

The Company will continue to evaluate the materiality of revenues and long-lived assets for individual foreign countries, and will provide required disclosure in its future filings as necessary for any geographic locations that meet the materiality guidelines.

Note 16 – Assets Held for Sale, page 68

2.	Comment: We note that you recorded a property, plant and equipment impairment of $123.5 million based on your 2010 announcement of a definitive agreement to sell your OP-1 product family and its manufacturing facility. However, there does not appear to be any disclosure regarding the basis for recording this impairment other than information provided here and in MD&A on page 25. Since the amount of the impairment appears material to the net book value of property, plant and machinery, please revise your disclosures in future filings to provide a discussion of your policies for testing and accounting for the impairment recorded. Refer to the guidance in FASB Accounting Standards Codification 360-10-35.

Response:

In “Note 1 – Significant Accounting Policies” of the Company’s Annual Report on Form 10-K for the year ended December 31, 2010, under the caption “Goodwill and Long-Lived Assets Impairment Tests” on page 43, the Company made the following disclosure with regard to its policies for testing and accounting for impairment of long-lived assets:

“The Company also performs impairment tests of goodwill and other intangible and long-lived assets during interim periods upon the occurrence of certain events or changes in circumstances as defined in the Property, Plant and Equipment and Presentation of Financial Statements Topics of the FASB Codification.”

With respect to the assets associated with the OP-1 product family, the change of circumstance that precipitated an evaluation of the fair value of the assets was the approval by the Company’s Board of Directors of the sale of those assets in December of 2010. The fair value of the assets held for sale was determined based on the agreed-upon selling price; the carrying value of the assets exceeded the sale price by $123.5 million and resulted in the recording of the impairment.

Future Disclosure Revision:

The Company’s revised future disclosure will read as follows:

“As defined by the Property, Plant and Equipment and Presentation of Financial Statements Topics of the FASB Codification, management reviews long-lived assets for indicators of impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The evaluation is performed at the lowest level of identifiable cash flows, which is at the individual asset level or the asset group level, as defined. Undiscounted cash flows expected to be generated by the related assets are estimated over the asset’s useful life based on updated projections. If the evaluation indicates that the carrying amount of the asset may not be recoverable, any potential impairment is measured based upon the fair value of the related asset or asset group as determined by an appropriate market appraisal or other valuation technique. Assets classified as held for sale are recorded at the lower of carrying amount or fair value less costs to sell.”

May 12, 2011

Note 18 – Subsequent Events, page 69

3.	Comment: We note your disclosures for the acquisition of assets of the Neurovascular division of Boston Scientific Corporation completed on January 3, 2011 did not include filing of an Item 2.01 Form 8-K with the audited financial statements for the acquired business for the time span required under Rule 3-05 and the pro forma financial information required under Article 11 of Regulation S-X. We further note that the acquisition was made in an all cash transaction for approximately $1.5 billion. In light of this amount, please confirm that the acquisition did not meet any of the significance tests under Rule 3-05 or Article 11 of Regulation S-K and therefore, you will not be filing any financial information for the transaction.

Response:

The Company evaluated the acquisition using the significance tests outlined in Rule 3-05 and Article 11 of Regulation S-X to determine whether the Neurovascular business met the definition of a significant subsidiary. The application of these tests to the Neurovascular acquisition yielded results between approximately 7 and 12 percent. Accordingly, based on the guidance provided in paragraph (b)(2)(i) of Rule 3-05, since none of the conditions exceeded 20 percent, the Company concluded that neither financial statements of the acquired business nor pro forma financial information were required to be filed.

In connection with its response to your letter, the management of the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures included with the Company’s filing listed above and all periodic filings with the U.S. Securities and Exchange Commission (SEC). Further, the management of the Company acknowledges that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to its filing and that the Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

I trust that this letter adequately responds to your comments and requests for certain information. If you should require further information, please contact me at (269) 385-2600.

Sincerely,

/s/ Curt R. Hartman

Curt R. Hartman

Vice President and Chief Financial Officer

cc.	Stephen P. MacMillan Chairman, President and Chief Executive Officer